Filed Pursuant to Rule 433

Registration Statement No. 333-249829

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ.)

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Issuer:	Swedish Export Credit Corporation (SEK)
Principal Amount:	US$90,000,000 principal amount of Medium-Term Notes (the “Additional Notes”), which will form part of the same tranche of Medium-Term Notes as the US$150,000,000 principal amount of the Medium-Term Notes, Series F, 0.375% Notes due July 30, 2024 that we issued on December 4, 2020 and the US$600,000,000 principle amount of the Medium-Term Notes, Series F, 0.375% Notes due July 30, 2024 that we issued on July 30, 2020 (the “Original Notes”)
Maturity:	July 30, 2024
Issue Price:	99.348056% of principal amount plus accrued interest, if any, from July 30, 2020.
Benchmark:	UST 0.125% due July 15, 2023
Coupon:	0.375%
Coupon Payment Dates:	Every January 30 and July 30, commencing July 30, 2021, up to and including the Maturity.
Re-Offer Yield:	0.574036%
Net Proceeds to Issuer:	US$89,477,000.00 (including US$63,750.00 of accrued interest equivalent to 68 days)
Optional Redemption:	Only after the occurrence of certain tax events, at 100.000% of the principal amount thereof plus accrued and unpaid interest to the redemption date.
Redemption Price:	100.000% of notional amount
Business Days:	New York and London
Day Count Fraction:	30/360
Payment Days:	Payments will be made on Business Days. If a due date for payment is not a Business Day, payment will be made on the following Business Day, with no adjustment to the amount due.
Legal Format:	SEC Registered US Medium Term Note Program
Governing Law:	As in the Original Notes. (The governing law provisions of the Indenture as modified by the fifth supplemental indenture will not apply to the Additional Notes.)
Ranking	As in the Original Notes. (The ranking provisions of the Indenture as modified by the fifth supplemental indenture will not apply to the Additional Notes.)
Negative Pledge	As in the Original Notes. (The negative pledge provisions of the Indenture as modified by the fifth supplemental indenture will not apply to the Additional Notes.)
Consent to Bail-in Power:

By investing in this offering, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power (as defined under “Description of the Notes—Agreement with Respect to the Exercise of Bail-in Power” in the prospectus supplement, dated November 3, 2020, as amended and supplemented by the prospectus addendum, dated February 26, 2021 (the “Prospectus Supplement”)) by the Swedish National Debt Office (the “Debt Office”), the Swedish resolution authority. All payments are subject to the exercise of any Bail-in Power by the relevant Swedish resolution authority.

Under the Resolution Act (as defined under “Description of the Notes—Recovery and Resolution Matters” in the Prospectus Supplement), the Debt Office may exercise a Bail-in Power under certain conditions which include that authority determining that: (i) a relevant entity (such as SEK) is failing or is likely to fail; (ii) it is not reasonably likely that any action will be taken to avoid the entity’s failure (other than pursuant to the other stabilization powers under the Resolution Act); (iii) the exercise of the stabilization powers are necessary, taking into account certain public interest considerations such as the stability of the Swedish financial system, public confidence in the Swedish banking and resolution systems and the protection of depositors (also regulated by the Swedish Financial Supervisory Authority); and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the Debt Office would assess these conditions in deciding whether to exercise any Bail-in Power.

The Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the Debt Office may exercise its authority to implement the Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any Bail-in Power by the relevant resolution authority. The exercise of any Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The Bank of New York Mellon Trust Company, N.A. (the “trustee”) will not be liable for any action that the trustee takes, or abstains from taking, in accordance with the exercise of the Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any Bail-in Power by the Debt Office.

This is only a summary. For more information, see “Description of the Notes—Recovery and Resolution Matters” and “Description of the Notes—Agreement with Respect to the Exercise of Bail-in Power,” beginning on pages S-43 and S-44 of the Prospectus Supplement, respectively.
Pricing Date:	March 30, 2021
Settlement Date*:	April 8, 2021 (T+5)
CUSIP:	00254ENA6
ISIN:	US00254ENA63
Lead Manager:	Barclays Bank PLC
Denominations:	US$200,000 with integral multiples of US$1,000 in excess thereof
Settlement: Listing:

DTC, Euroclear and Clearstream

Application will be made to the Irish Stock Exchange plc (trading as Euronext Dublin) for the notes to be admitted to the Official List and traded on its regulated market. No assurance is offered as to whether listing and admission to trading will occur by the settlement date. They may not occur until a date that is later than the settlement date.

Target Markets:	Manufacturer target market (MiFIR II product governance) is professional and eligible counterparties only (all distribution channels).
Advertisement:	The prospectus for purposes of the Prospectus Regulation, when published, will be available at https://www.ise.ie/Products-Services/Quoted-Companies/.

European Economic Area

PRIIPs/ Important - EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”). For these purposes, a “retail investor” means a person who is one (or both) of: (a) a retail client, as defined in point (11) of Article 4(1) of MiFID II or (b) a customer within the meaning of the Insurance Distribution Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

UK MiFIR product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into account the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Prohibition of sales to UK retail investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or both) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This communication is intended for the sole use of the person to whom it is provided by us.

*Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus, dated November 3, 2020 (the “Prospectus”) and the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request it by calling Barclays Bank PLC at +44 (0)20 7773 9098.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.